New Gold Announces Appointment of VP, Investor Relations

September 17, 2018 - New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) is pleased to announce the appointment of Anne Day as Vice President, Investor Relations of the Company, effective September 18, 2018.

Anne is a senior executive with more than 20 years of capital markets experience that includes the development and implementation of best-in-class global investor relations strategies, primarily in the mining sector. From 2015 to 2017, Anne was the Senior Vice President, Investor Relations for Richmont Mines Inc., where she worked with Renaud Adams, the newly appointed President and Chief Executive Officer of New Gold Inc. From 2007 to 2015, Anne was Vice President, Investor Relations for AuRico Gold and she also served on the Board of Directors of AuRico Metals from 2015 to 2017. Anne holds a Bachelor of Commerce and a Masters of Business Administration degree from the Sobeys School of Business as well as an ICD.D designation from the Rotman School of Management.

"I am very pleased to have Anne join the New Gold team at this important stage of the Company's history," said Mr. Adams. He continued, "During her career, Anne has demonstrated a proven ability to implement effective investor relations and communications programs and that experience will be invaluable as we advance our corporate strategy. I'd like to welcome Anne to the New Gold team and I look forward to working with her again."

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

For further information, please contact:

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
TF: 1-888-315-9715
Email: info@newgold.com